AMDL, INC.
2492 Walnut Avenue
Tustin, California 92780
714.505.4460
December 27, 2006
VIA EDGAR and FACSIMILE: 202-772-9218
Tim Buchmiller, Esquire
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	AMDL, Inc. Post Effective Amendment No. 3 to Registration Statement on Form S-3 Filed on December 21, 2006 File No. 333-133945
Dear Mr. Buchmiller:
     We hereby request that the effectiveness of Post Effective Amendment Nos.1-3 to the registration statement be accelerated to 3:00 p.m., Eastern Time, on Friday, December 29, 2006, or as soon thereafter as is reasonably practicable.
     AMDL, Inc. acknowledges that:
          (i) Should the Securities and Exchange Commission (“SEC”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
          (ii) The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve AMDL, Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
          (iii) AMDL, Inc. may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, AMDL, INC.
/s/ Akio Ariura

Akio Ariura, Chief Financial Officer